Goldman Sachs Real Estate Diversified Income Fund

200 West Street

New York, New York 10282

March 5, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4644

Attention:	Ken Ellington
Christopher R. Bellacicco

Re:	Goldman Sachs Real Estate Diversified Income Fund (the “Fund”)

File No. 333-235514

Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-14 as filed on February 19, 2020

Dear Messrs. Ellington and Bellacicco:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the effectiveness of the above-captioned Amendment be accelerated so that the same will become effective immediately or as soon as practicable thereafter. The Amendment was filed in connection with the proposed reorganization of the Resource Real Estate Diversified Income Fund, a Delaware statutory trust, with and into the Fund, a Delaware statutory trust, in accordance with the terms and conditions of the Agreement and Plan of Reorganization described and included in the Amendment.

Goldman Sachs & Co. LLC, the principal underwriter of the Fund, has also signed this letter requesting acceleration of effectiveness.

Please contact William J. Bielefeld at Dechert LLP at (202) 261-3386 with any comments or questions concerning this correspondence.

Very truly yours,

Goldman Sachs Real Estate Diversified Income Fund		Goldman Sachs & Co. LLC

By:	/s/ Caroline L. Kraus	By:	/s/ Caroline L. Kraus
Name:	Caroline L. Kraus	Name:	Caroline L. Kraus
Title:	Secretary	Title:	Managing Director

cc:	William J. Bielefeld, Dechert LLP

Alexander C. Karampatsos, Dechert LLP